UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                                                             SEC FILE NUMBER

                                                                001-32361

                                                              CUSIP NUMBER

                                                                592142103
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                           NOTIFICATION OF LATE FILING

(Check One):    |X| Form 10-K    |_| Form 20-F    |_| Form 11-K    |_| Form 10-Q
                |_| Form 10-D    |_| Form N-SAR   |_| Form N-CSR

      For Period Ended: December 31, 2006

      |_|   Transition Report on Form 10-K
      |_|   Transition Report on Form 20-F
      |_|   Transition Report on Form 11-K
      |_|   Transition Report on Form 10-Q
      |_|   Transition Report on Form N-SAR

      For the Transition Period Ended: _________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________
_______________________________________________________________________________.

PART I -- REGISTRANT INFORMATION

Metropolitan Health Networks, Inc.
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Full Name of Registrant


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Former Name if Applicable

250 Australian Avenue, Suite 400
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Address of Principal Executive Office (Street and Number)


West Palm Beach, Florida 33401
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |  (a)   The reasons described in reasonable detail in Part III of this
         |        form could not be eliminated without unreasonable effort or
         |        expense;
         |
         |  (b)   The subject annual report, semi-annual report, transition
         |        report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
         |        N-CSR, or portion thereof, will be filed on or before the
   |X|   |        fifteenth calendar day following the prescribed due date; or
         |        the subject quarterly report or transition report on Form 10-Q
         |        or subject distribution report on Form 10-D, or portion
         |        thereof, will be filed on or before the fifth calendar day
         |        following the prescribed due date; and
         |
         |  (c)   The accountant's statement or other exhibit required by Rule
         |        12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the "Form 10-K") cannot be filed within the prescribed time period because the Registrant needs additional time to finalize accounting for certain aspects of its business with Humana. This delay could not be eliminated by the Registrant without unreasonable effort or expense. The Registrant expects that the Form 10-K will be filed within fifteen calendar days of the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification:

      Roberto L. Palenzuela
      General Counsel
      Metropolitan Health Networks, Inc.
      250 Australian Avenue, Suite 400
      West Palm Beach, Florida 33401
      Telephone: (561) 805-8500

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As stated above, the Registrant has not yet finalized the accounting for certain aspects of its business with Humana. For these reasons, a reasonable estimate of the Registrant's results of operations for the year ended December 31, 2006 cannot be made at this time.

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                       Metropolitan Health Networks, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 19, 2007                     By: /s/ Roberto L. Palenzuela
      --------------                         ----------------------------
                                             Name:  Roberto L. Palenzuela
                                             Title: General Counsel


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.126-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.